Exhibit 99.49

NEWTON ENERGY CORPORATION

Management’s Discussion and Analysis

For the three-month period ended

March 31, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) reviews Newton Energy Corporation’s (“Newton” or the “Corporation”) activities and results for the three-month period ended March 31, 2020. It should be read in conjunction with the unaudited interim financial statements for the three-month period ended March 31, 2020, together with the accompanying notes, included in that report. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

In the MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. Additional information relating to the Corporation’s activities can be found on SEDAR at www.sedar.com.

Date of Report

This MD&A is dated May 25, 2020 and presents material information up to this date.

Forward-Looking Information

This discussion offers management’s analysis of the financial and operating results of the Corporation and contains certain forward-looking statements. Forward-looking information typically contains statements with words such as “anticipate”, “estimate”, “expect”, “potential”, “could”, or similar words suggesting future outcomes. The Corporation cautions readers and prospective investors in the Corporation’s securities not to place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation.

Forward looking information is based on management's current expectations and assumptions regarding, among other things, future capital and other expenditures (including the amount, nature and sources of funding thereof), future economic conditions, future currency and exchange rates. Although the Corporation believes the expectations and assumptions reflected in such forward- looking information are reasonable, they may prove to be incorrect. Forward-looking information involves significant known and unknown risks and uncertainties.

See the Risk Factors section of this MD&A for a further description of these risks. The forward- looking information included in this report is expressly qualified in its entirety by this cautionary statement. The Corporation assumes no obligation to update or revise any forward-looking information to reflect new events or circumstances, except as required by law. For additional information relating to the risks and uncertainties facing the Corporation, see “Risk Factors.”

Description of Business

The Corporation is a publicly traded, Calgary-based corporation that is listed under the symbol “NTN” on NEX of the TSX Venture Exchange (“TSXV”). The year 2014 was a transition for the Corporation as Newton exited the oil and gas sector with the sale of 100% of its oil and gas assets. The Corporation has embarked on a new direction and is exploring new projects and ventures. The Corporation is currently considering business structures including acquisitions, mergers, joint ventures, reverse takeovers or other corporate arrangements acceptable to regulatory authorities.

Letter of Intent with Franchise Cannabis Corp.

The Corporation entered into an arm’s length non-binding letter of intent accepted June 7, 2019 with Franchise Cannabis Corp. (“Franchise”), a global, fully integrated, seed-to-sale medical cannabis company, pursuant to which the Corporation and Franchise would effect a business combination that would result in a reverse takeover of the Corporation by the securityholders of Franchise and the listing for trading of the securities of the resulting issuer on the Canadian Securities Exchange. The letter of intent has expired and has not been extended.

Financial Highlights

As at March 31, 2020, the Corporation had $498,552 in cash (March 31, 2019 - $642,748). The Corporation had a total comprehensive loss of $25,758 for the three months ended March 31, 2020 (March 31, 2019 - $23,776). This loss is comprised of operating costs and expenses.

Selected Financial Information

The following table summarizes key financial information on a quarterly basis for the previous two years:

	March 31 2020	December 31 2019	September 30 2019	June 30 2019
	$	$	$	$
Total revenue	-	-	1,750	4
Net income	(25,758)	(64,202)	(34,337)	(117,428)
Basic and diluted loss per share	(0.00)	(0.01)	(0.01)	(0.02)
Total assets	509,065	542,319	582,160	624,127
Total liabilities	17,605	25,101	6,904	15,304

	March 31 2019	December 31 2018	September 30 2018	June 30 2018
	$	$	$	$
Total revenue	-	3,559	54	-
Net income	(23,776)	(79,841)	(70,293)	(25,269)
Basic and diluted loss per share	(0.01)	(0.02)	(0.03)	(0.01)
Total assets	656,696	700,331	760,312	334,396
Total liabilities	10,605	30,464	10,604	21,928

For the three-month period ended March 31, 2020, the Corporation reported no discontinued operations and did not declare any cash dividends. The Corporation’s revenue is comprised entirely of interest earned on cash and cash equivalent balances. Office and administration expenses represent the Corporation’s costs associated with its activities for the respective periods.

Operating Costs and Expenses

For the three-month period ended March 31, 2020 operating cost and expenses increased to $25,758 compared to $23,776, for the same period in 2019. No expenses were capitalized during the three- month periods ended in 2020 and 2019.

Breakdown of Operating Costs and Expenses

	For the three months ended March 31, 2020	For the three months ended March 31, 2019
	$	$
Accounting and legal	4,825	1,688
Advertising and promotion	-	1,690
Consulting and directors’ fees	12,000	6,000
Insurance	1,912	1,742
Office and miscellaneous	4,233	799
Travel and business development	-	8,571
Regulatory and filing fees	2,788	3,286

Accounting and legal were $4,825 for the three-month period ended March 31, 2020 compared to $1,688 for the three-month period ended March 31, 2019.

Advertising and promotion were $nil for the three-month period ended March 31, 2020 compared to $1,690 for the three-month period ended March 31, 2019.

Consulting and directors’ fees were $12,000 for the three-month period ended March 31, 2020 compared to $6,000 for the three-month period ended March 31, 2019.

Insurance were $1,912 for the three-month period ended March 31, 2020 compared to $1,742 for the three-month period ended March 31, 2019.

Office and miscellaneous were $4,233 for the three-month period ended March 31, 2020 compared to $799 for the three-month period ended March 31, 2019.

Travel and business development were $nil for the three-month period ended March 31, 2020 compared to $8,571 for the three-month period ended March 31, 2019.

Regulatory and filling fees were $2,788 for the three-month period ended March 31, 2020 compared to $3,286 for the three-month period ended March 31, 2019.

Certain operating costs and expenses (including regulatory and filing fees, advertising and promotion, and travel and development) decreased due to the efforts by management to reduce overhead expenses for the Corporation. Accounting and legal, consulting and directors’ fees and office and miscellaneous expenses increased for the three-month period in 2020 over the same period in 2019.

Liquidity and Capital Resources

The Corporation currently has no operational cash flow and has no outstanding bank debt or other interest-bearing indebtedness as at March 31, 2020.

a)	The Corporation had $498,552 in cash and working capital of $491,460 as at March 31, 2020. These balances will be used to fund operating costs and expenses and working capital requirements.

b)	The Corporation assesses its financing requirements and its ability to access debt or equity markets on an ongoing basis. Given the current conditions in the financial markets, the Corporation will seek to maintain financial flexibility and will monitor and assess its financing requirements. The Corporation’s ability to access the equity or debt markets in the future may be affected by prolonged market instability. The inability to access the equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on the Corporation’s financial condition, results of operations and prospects. Further discussion on these risks can be found in the “Risk Factors” section of the MD&A.

Investor Relations

The Corporation has no investor relations’ agreements.

Changes in Internal Controls over Financial Reporting

There have been no changes in the Corporation’s internal control over financial reporting during the three-month period ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Financing

The Corporation does not currently have any operations generating cash to fund any projects or ventures and associated overhead costs. The Corporation is therefore dependent upon debt and equity financing to carry out business plans. There can be no assurance that such financing will be available to the Corporation.

Significant Accounting Judgments, Estimates and Assumptions

A detailed summary of all the Corporation’s significant accounting policies is included in Note 3 of the March 31, 2020 financial statements.

Related Party Transactions

A detailed summary of all the Corporation’s related party transactions is included in Note 5 of the March 31, 2020 financial statements.

Off Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Outstanding Share Data and Stock Options

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. As at May 25, 2020, there were 6,361,047 common shares and nil preferred shares issued and outstanding.

The Corporation has a stock option plan. On May 10, 2019, the Corporation granted 400,000 stock options to directors and officers at an exercise price of $0.22 per share for a term of five years. As at May 25, 2020, there were 595,621 stock options outstanding.

The Corporation has no share purchase warrants outstanding as at May 25, 2020.

Risk Factors

Investment in the Corporation must be considered highly speculative due to the nature of its business, formative stage of development, current financial position and lack of earnings record. The following is a summary of the risk factors to be considered:

Sale

The Corporation has sold all of its oil and gas assets and is now seeking to identify and acquire or merge with an operating entity. Investment in the common shares of the Corporation is highly speculative given the unknown nature of its business and present stage. There can be no assurance that an active and liquid market for the Corporation’s common shares will develop and an investor may find it difficult to resell the common shares.

Potential Transaction

Until identification and acquisition or merger with an operating entity, the Corporation is not anticipated to generate any cash flow to meet its operating costs. The Corporation has only limited funds with which to identify and evaluate potential targets and there can be no assurance that the Corporation will be able to identify a suitable target. Even if a proposed target is identified, there can be no assurance that the Corporation will be able to successfully complete the transaction. Completion of a target is subject to a number of conditions including acceptance by the TSXV and in the case of a non-arm’s length transaction, the majority of the minority approval of the shareholders of the Corporation. Upon public announcement of a proposed target, trading in the common shares of the Corporation may be halted and may remain halted for an indefinite period of time. The common shares of the Corporation will not be reinstated to trading before the TSXV has reviewed the transaction. Reinstatement to trading provides no assurance with respect to the merits of the transaction or the likelihood of the Corporation completing the proposed transaction.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Management of Growth

The Corporation may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Reliance on Key Personnel

The Corporation 's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the Corporation. The Corporation does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near-term operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in various industries can be intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

Substantial Capital Requirements

The Corporation may be required to make substantial capital expenditures for the acquisition and development of ventures and projects. The Corporation’s ability to access the equity or debt markets in the future may be affected by any prolonged market instability. There can be no assurance that debt or equity financing, or future cash (if any) generated by operations, would be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. These funding arrangements are not yet in place. There is no assurance that the initiatives undertaken by management will be successful. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations and prospects.

Dilution

The Corporation may make future acquisitions or enter into financings or other transactions involving the issuance of securities of the Corporation, which may be substantially dilutive to existing shareholders and which may also result in a change of control of the Corporation.

Issuance of Debt

The Corporation may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase the Corporation's debt levels above industry standards for companies of similar size. Depending on future plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness the Corporation may incur. The level of the Corporation's indebtedness from time to time could impair the Corporation's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Dividends

To date, the Corporation has not declared or paid any dividends on its outstanding shares. Any decision to pay dividends on the outstanding shares will be made by the board of directors of the Corporation on the basis of the Corporation's earnings, financial requirements and other conditions existing at such future time. At present, the Corporation does not anticipate declaring and paying any dividends in the foreseeable future.

Conflicts of Interest

Certain directors of the Corporation are also directors of other companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the Business Corporations Act (Alberta).

Financial Instruments

The Corporation considers its risks in relation to financial instruments in the following categories:

Credit Risk

Credit risk is the risk that counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Corporation. The Corporation has policies and procedures in place that govern the credit risk it will assume. The Corporation evaluates credit risks on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. The Corporation's objective is to have no credit losses. The primary sources of credit risk for the Corporation arise from the following financial assets: (1) cash and cash equivalents and (2) accounts receivable. The Corporation has not had any credit losses in the past and the risk of financial loss is considered to be low. As at March 31, 2020, the Corporation has no financial assets that are past due or impaired due to credit risk related defaults.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet obligations associated with financial liabilities. The Corporation's financial liabilities are comprised of accounts payable and accrued liabilities. The Corporation frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. The Corporation mitigates liquidity risk by maintaining a sufficient cash balance as well as maintaining sufficient current and projected liquidity to meet expected future payments.

Market Risk

Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. The Corporation evaluates market risk on an ongoing basis. At March 31 2020, all of the Corporation's financial instruments were assessed to have little or no market risk.